CM

06006296

TATES
[ANGE COMMISSION
D.C. 20549

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SEC MAIL RECEIVED FEB 2 8 2006 WASHINGTON, DC 199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Development Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14680 Sterling Rd., Ste. 2000
(No. and Street)

Colorado Springs, CO 80921-2617
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris G. Mondrop, 719-632-8341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockman Kast Ryan & Co.
(Name – *if individual, state last, first, middle name*)

102 N. Cascade, Ste. 400, Colo. Spgs, CO 80903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KR 4/25

OATH OR AFFIRMATION

I, Chris G. Meadrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Development Capital, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L KAST
NOTARY PUBLIC
STATE OF COLORADO
MY COMMISSION EXPIRES: 04/14/2009

Signature

President

Title

Karen L Kast

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

stockman kast ryan + co LLP

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

Financial Statements

For the Year Ended December 31, 2005,

Supplemental Schedules

And

Independent Auditors' Report

stockman kast ryan + co
LLP

INDEPENDENT AUDITORS' REPORT

Board of Directors
Corporate Development Capital, L.L.C.

We have audited the accompanying statement of financial condition of Corporate Development Capital, L.L.C. (the Company) as of December 31, 2005 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Development Capital, L.L.C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stockman Kast Ryan + Co, LLP

February 7, 2006

Certified Public Accountants and Business Advisors | 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
DFK INTERNATIONAL/USA, INC
www.skrco.com | telephone: (719) 630-1186

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 23,643
Cash on deposit with NASD	171
Accounts receivable	3,531
Prepaid expenses	1,110
TOTAL	$ 28,455

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 3,531
MEMBERS' EQUITY	24,924
TOTAL	$ 28,455

See notes to financial statements.

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Consulting income	$ 75,000
Reimbursed expenses	15,195
Interest	143
TOTAL	90,338
EXPENSES	
Commissions	74,000
Travel and entertainment	5,483
Professional fees	1,743
Registration fees	969
Other	1,747
TOTAL	83,942
NET INCOME	$ 6,396

See notes to financial statements.

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Members' Contributions	Retained Earnings (Accumulated Deficit)	Total
BALANCE – Beginning of year	$ 24,500	$ (5,972)	$ 18,528
NET INCOME		6,396	6,396
BALANCE — End of year	$ 24,500	$ 424	$ 24,924

See notes to financial statements.

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES	
Net income	$ 6,396
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(3,531)
Cash on deposit with NASD	(60)
Prepaid expenses	(49)
Accounts payable	3,531
Net cash provided by operating activities	6,287
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,287
CASH AND CASH EQUIVALENTS, Beginning of year	17,356
CASH AND CASH EQUIVALENTS, End of year	$ 23,643

See notes to financial statements.

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

General — Corporate Development Capital, L.L.C. (the Company), a Colorado limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is primarily involved in the sale and marketing of oil and gas interests and other private placement of securities. The Company maintains one office in Colorado Springs, Colorado.

Cash and Cash Equivalents — For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the purchase date to be cash equivalents.

Income Taxes — As a limited liability company, the Company's members are allocated their proportionate share of the Company's taxable income or loss for inclusion in their respective income tax returns. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. LEAD PLACEMENT AGENT AGREEMENT

The Company has an agreement with one client to act as Lead Placement Agent in a series of financings. Under the agreement, the Company receives a non-refundable monthly retainer plus reimbursement of out-of-pocket expenses. The Company will also receive a percentage of proceeds received by the client for securities sold in public and private offerings. During the year ended December 31, 2005 the Company received $71,305 under the terms of this agreement including reimbursed expenses.

Including the fee and expense reimbursement described in Note 3, this one client accounted for 100% of the Company's consulting income and reimbursed expenses in 2005.

3. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005 the Company performed services for Upstream Energy Capital, LLC (Upstream) an affiliate of the Company's majority member. Upstream had an agreement to perform services for a client (the same client with which the Company has the Lead Placement Agreement described in Note 2), however those services were performed by the Company. Upstream assigned this agreement to the Company and the $10,000 fee plus expense reimbursement of $8,890 was paid to the Company.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $23,643, which was $18,643 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.73 to 1, the calculation of which is included within Supplemental Schedule I.

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

SUPPLEMENTAL SCHEDULES

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

SCHEDULE I — COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2005

Net capital:	
Total stockholders' equity	$ 24,924
Deduct non-allowable assets:	
Prepaid expenses	1,110
Other assets	171
Net capital	$ 23,643
Aggregate indebtedness — items included in financial statements	$ 3,531
Basic net capital requirement	$ 5,000
Excess net capital	$ 18,643
Ratio aggregate indebtedness to net capital	0.15
Net capital as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2005	$ 23,643
Net capital/minimum net capital ratio	4.73

CORPORATE DEVELOPMENT CAPITAL, L.L.C.

SCHEDULE II — FOCUS FORM X-17A-5, PART III
DECEMBER 31, 2005

Corporate Development Capital, L.L.C. does not hold funds or securities for, or owe money or securities to, customers. Consequently, the Company qualified for exemption from the provision of SEC Rule 15c3-3(k)(2)(*i*) and Schedules II, III and IV of FOCUS Form X-17A-5, Part II.